QWICK MEDIA INC.

(the “Company”)

Management’s Discussion and Analysis of Operations

for the three and nine months ended September 30, 2014

December 1, 2014

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for the Company, and should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2014, and the Company’s audited consolidated financial statements for the year ended December 31, 2013. Readers are encouraged to review the Company’s financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com. The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). All dollar figures included herein are quoted in U.S. dollars unless otherwise noted. This discussion and analysis is prepared as of December 1, 2014.

FORWARD-LOOKING INFORMATION

Certain statements in this MD&A are forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this MD&A. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including a renewed downturn in international economic conditions; any adverse occurrence with respect to the development or marketing of the Company’s technology; any adverse occurrence with respect to any of the Company’s licensing agreements; an inability to successfully bring products to market; product development or other initiatives by the Company’s competitors; fluctuations in the availability and cost of materials required to produce the Company’s products; any adverse occurrence with respect to distribution of the Company’s products; potential negative financial impact from claims, lawsuits and other legal proceedings or challenges; and other factors beyond the Company’s control. There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

BUSINESS OF THE COMPANY

The Company is engaged in the business of developing and customizing software and hardware for use in digital media kiosks through its wholly-owned subsidiaries, Qeyos Ad Systems Inc. (“Qeyos”) and Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”). The Company’s software and hardware is used in the interactive segment of the digital out-of-home (“DOOH”) advertising industry. Its principal business is to provide clients with advertising opportunities through self-service interactive smart boards and digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays that the Company offers in North American advertising markets.

The Company develops interactive proprietary software, know-how and hardware. Its content management touch screen software is built in C# programming language on a Windows® multi-touch platform. The software development architecture team in Burnaby, British Columbia provides technical and creative guidance for coders in Wuxi, China. The Company integrates hardware into custom designed enclosures to produce the physical digital kiosk product that acts as a point of service terminal for end users. Hardware manufacturing and development is managed from Nevada, Taiwan and Shenzhen, China, which is located thirty minutes west of Hong Kong.

OVERALL PERFORMANCE

The Company has had limited revenue over the past three fiscal years, but has also incurred increased expenses to fund final development of its proprietary software and deployment of the results of that work on a proof of technology pilot program that was undertaken at various locations of a large U.S. based retailer between August 2012 and April 2014. This pilot program was undertaken in lieu of pursuing other smaller scaled sales opportunities. Management expects the Company’s revenue to increase and its expenses to decrease while the Company commences the full scale market release of its product offering into established third party sales distribution channels, using the internet as an alternative to the past costs incurred to employ an internal sales staff.  In addition, the Company, having reached successful completion of its technology pilot program in the U.S., must identify new opportunities to enter negotiations for definitive agreements that are expected to enable the Company to monetize such opportunities for advertisers to utilize its proprietary interactive touch screen technologies in the large retailer arena.  While the Company has taken steps to reduce the size of its internal sales staff, it intends to maintain its current number of programming employees to oversee sales deployment of its completed software products. See “Business of the Company” for additional details regarding the Company’s business.

The Company’s future performance is largely tied to completing definitive agreements with end-users of its software product offerings, and the overall state of financial markets generally. The Company’s future is also dependent upon its ability to obtain adequate financing and to attain future profitable operations.  Management has plans to seek additional capital financing through debt or equity financings. Uncertainty in credit markets has led to increased difficulties in raising and borrowing funds. As a result, the Company may have difficulties in completing equity or debt financings for the purposes of maintaining its current level of operations, and marketing its completed software products, without diluting the interests of current shareholders of the Company.

The Company has received monthly funding of its working capital requirements from its largest shareholder, President and CEO, Mr. Ross J. Tocher, who has continued his commitment to support the development of the Company’s software product offering until it can be successfully brought to market. As at September 30, 2014, the Company had a working capital deficiency of $6,244,774 (December 31, 2013: $4,428,410), cash of $161,120 (December 31, 2013: $241,327) and accumulated losses of $13,202,901 for the period from inception on October 5, 2000 to September 30, 2014 (inception to December 31, 2013: $11,325,957). Management expects the Company to incur further losses in the development of its business, which casts substantial doubt on the Company’s ability to continue as a going concern.

Management anticipates that the Company’s cash and cash equivalents will not be sufficient to meet its working capital requirements for the next twelve month period and additional funds will need to be raised through equity or debt financings, including, if necessary, additional shareholder loans, to fund product development and ongoing operations.  Although the Company has secured financing and shareholder loans in the past, there is no assurance that the Company will be able to do so in the future on terms that are favorable to the Company or at all.  The Company may have difficulty raising needed funds due to a number of uncertainties and risk factors, including uncertainty with respect to credit markets and any general economic downturn. See “Results of Operations”, “Liquidity and Capital Resources” and “Risk Factors”.

From August 2012 to April 2014, the Company was engaged in a proof of technology pilot program involving a large retailer based in the United States, the terms of which were protected by a mutual non-disclosure contract. While the pilot program was undertaken, the Company ceased pursuit of similar business opportunities in the PRC, resulting in a modest reduction of its costs of operations. The Company successfully concluded the pilot program in April 2014. Although no agreement was entered into with the retailer upon completion of the pilot program, the Company intends to use the results of the pilot program to enter into agreements, or undertake new pilot programs, with other potential end-users of its software operating in retailer markets or otherwise.  If the Company is unable to enter into, or generate revenue from, such agreements, it could result in a reduction in the Company’s enterprise value, leading to potential dilution for shareholders, particularly if the Company is required to raise additional funds though equity or debt financing, as discussed above.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial information for the Company for its eight most recent quarters:

	September 30, 2014 ($)	June 30, 2014 ($)	March 31, 2014 ($)	December 31, 2013 ($)
Revenues	4,936	8,051	34,142	(1,128)(1)
Operating expenses	568,195	691,407	664,470	880,209
Net loss	563,259	683,356	630,328	881,337
Loss per Share (basic and diluted)	0.01	0.01	0.01	0.01
	September 30, 2013 ($)	June 30, 2013 ($)	March 31, 2013 ($)	December 31, 2012 ($)
Revenue	24,368	49,451	37,862	(1,464)(1)
Operating expenses	549,096	645,137	682,939	734,797
Net loss	524,728	595,686	645,077	736,261
Loss per Share (basic and diluted)	0.01	0.01	0.01	0.01

(1)	The Company incurred negative revenue in the fourth quarters of 2013 and 2012 due to adjustments and write-offs of previously invoiced revenues.

DISCUSSION OF OPERATIONS

Three Months Ended September 30, 2014 Compared to the Three Months Ended September 30, 2013

The Company generated $4,936 in revenue during the third quarter of 2014 compared to $24,369 during the third quarter of 2013. The decrease in revenue was attributable to a decrease in fees earned for custom programming of kiosk applications.

The Company’s expenses increased from $549,097 during the third quarter of 2013 to $568,195 during the third quarter of 2014. The increase of $19,098 between periods was mainly attributable to increases in consulting fees (2014: $8,637; 2013: $717); management fees (2014: $71,628; 2013: $57,810); and travel (2014: $45,887; 2013: $4,771), which were offset in part by decreases in advertising and promotion (2014: $5,578; 2013: $10,669), amortization (2014: $10,025; 2013: $10,866); salaries, wages and benefits (2014: $260,157; 2013: $282,115); office and administrative expenses (2014: $52,558; 2013: $55,808); and rent (2014: $45,500; 2013: $55,095).

Net loss increased by $38,531 from $524,728 during the third quarter of 2013 to $563,259 during the third quarter of 2014. The increased net loss was due to decreases in revenue, resulting from the decrease in fees earned for custom programming of kiosk applications, and an increase in certain expenses, related to, among other things, increased travel related to the marketing of the Company’s products.

Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013

The Company’s total assets decreased by $34,187, from $693,420 as at December 31, 2013 to $659,233 as at September 30, 2014, related primarily to a decrease in cash from $241,327 as at December 31, 2013 to $161,120 as at September 30, 2014. The Company’s liabilities also increased during the period, from $5,084,753 as at December 31, 2013 to $6,890,285 as at December 31, 2014.  This increase was largely due to an increase of $1,624,659 due to related parties, related to shareholder loans provided by the Company’s President and Chief Executive Officer to further the Company’s operations.

The Company generated $47,129 in revenue during the nine months ended September 30, 2014 compared to $111,681 during the nine months ended September 30, 2013. The decrease in revenue was attributable to a decrease in fees earned for custom programming of kiosk applications.

The Company’s expenses increased from $1,877,173 during the nine months ended September 30, 2013 to $1,924,073 during the nine months ended September 30, 2014. The increase of $46,900 between periods was mainly due to increased expenses attributable to: consulting fees (2014: $46,273; 2013: $21,880); foreign exchange (2014: $108,175; 2013: $73,309); inventory costs (2014: $33,019; 2013: nil); management fees (2014: $213,894; 2013: $173,802); and travel (2014: $78,801; 2013: $59,427. These increased expenses were offset in part by decreased expenses related to: salaries, wages and benefits (2014: $791,663; 2013: $887,936); advertising and promotion (2014: $8,171; 2013: $13,152); filing fees (2014: $4,606; 2013: $7,783); and amortization (2014: $23,927; 2013: $32,904).

Net loss increased by $111,452 between periods, from $1,765,492 during the nine months ended September 30, 2013 to $1,876,944 during the nine months ended September 30, 2014. The increased net loss was due to decreases in revenue, resulting from the decrease in fees earned for custom programming of kiosk applications, and an increase in certain expenses, related to, among other things, increased travel related to the marketing of the Company’s products.

The table set out under the heading “Additional Disclosure for Venture Issuers without Significant Revenue” sets out the components of the Company’s expenses for the nine months ended September 30, 2014.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has generated minimal revenues since incorporation and it does not have any real property interests. The following table sets out the components of the Company’s general and administrative expenses for the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013:

	Nine months ended September 30, 2014 (unaudited) ($)	Nine months ended September 30, 2013 (unaudited) ($)
Advertising and promotion	8,171	13,152
Amortization	23,927	32,904
Consulting fees	46,273	21,880
Filing fees	4,606	7,783
Foreign exchange	108,175	73,309
Interest and bank charges	156,355	155,456
Inventory costs	33,019	−
Management fees	213,894	173,802
Office and administrative	189,813	188,517
Professional fees	106,943	101,032
Rent	162,433	161,975
Salaries, wages and benefits	791,663	887,936
Travel	78,801	59,427
Total Expenses	1,924,073	1,877,173

LIQUIDITY AND CAPITAL RESOURCES

The following table sets out the components of the Company’s liquidity and capital resources as at September 30, 2014 as compared to as at December 31, 2013:

	As at September 30, 2014 (unaudited) ($)	December 31, 2013 (audited) ($)
Cash	161,120	241,327
Working capital (deficit)	(6,244,774)	(4,428,410)
Total assets	659,233	693,420
Total liabilities	6,890,285	5,084,753

The Company’s working capital decreased from a deficit of $4,428,410 as at December 31, 2013 to a deficit of $6,244,774 as at September 30, 2014, as a result of an increase in amounts due to related parties and accrued dividends payable.

Anticipated Cash Requirements

The Company requires a minimum of approximately $2,000,000 to proceed with its proposed plan of operation over the next twelve months. This amount may also increase if the Company is required to carry out due diligence investigations in regards to any prospective investment or business opportunity or if the costs of negotiating an applicable transaction are greater than anticipated. The Company does not have sufficient working capital to enable it to carry out its stated plan of operation over the next twelve months. As a result, the Company plans to complete equity or debt financings in order to raise the funds necessary to pursue its plan of operation. There is no assurance that it will be successful in raising such needed equity on commercially reasonable terms, or at all.

Operating Activities

Operating activities used cash of $47,028 during the nine months ended September 30, 2014 as compared to providing cash of $14,346 during the nine months ended September 30, 2013. This decrease was primarily due to a decrease in cash due to related parties of $1,774,137 during the nine months ended September 30, 2013 compared to $1,624,659 during the nine months ended September 30, 2014, and an increase in stock based compensation from $9,178 during the nine months ended September 30, 2013 to $37,225 during the nine months ended September 30, 2014.

Investing Activities

During the nine months ended September 30, 2014, the Company used cash of $33,179 in investing activities as compared to $nil during the nine months ended September 30, 2013.  The decrease was primarily due to loan receivable of ($32,607).

Financing Activities

During the nine months ended September 30, 2014 and 2013, the Company did not use any cash in financing activities nor was it provided any cash from financing activities.

Commitments

The Company did not have any significant commitments or contractual obligations with any parties respecting executive compensation, consulting agreements, or other matters, other than as disclosed below, as at September 30, 2014. Management services are provided on a month-to-month basis. The Company’s future minimum payments under two month-to-month office leases are $10,835 during the year ended December 31, 2014. The Company expects to satisfy these commitments from working capital available to the Company. If the working capital is not sufficient for these purposes, the Company intends to raise additional funds through equity or debt financings. See “Going Concern” and “Risk Factors”.

The Company has received monthly funding of its working capital requirements from its largest shareholder, President and Chief Executive Officer, Mr. Ross J. Tocher, who has continued his commitment to support the development of the Company’s software product offering until it can be successfully brought to market.  As of September 30, 2014, $6,154,572 (December 31, 2013: $4,534,392) was owed to Mr. Tocher and companies controlled by him, however, Mr. Tocher has agreed to not make demand on such indebtedness until January 1, 2016.  In addition, $11,242 (December 31, 2013 - $12,889) owed to a company controlled by the Company’s Chief Financial Officer, Kevin Kortje, and $4,684 payable to a company controlled by a director of the Company, Mr. Brian Petersen (December 31, 2013: nil), were included in accounts payable and accrued liabilities. The amounts owed are unsecured, non-interest bearing and due on demand. There is a risk that the Company will not have the financial resources to satisfy this debt if and when payment is demanded.

Going Concern

Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in its report on the Company’s annual financial statements for the year ended December 31, 2013, the Company’s independent auditors included an explanatory paragraph regarding concerns about its ability to continue as a going concern.

The Company has incurred an accumulated deficit of $13,202,901 for the period from inception on October 5, 2000 to September 30, 2014, has a stockholders’ deficit of $8,258,997 as at September 30, 2014, and has minimal revenues. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from advertising sales. Management has plans to seek additional capital through debt or equity financings.

There is substantial doubt about the Company’s ability to continue as a going concern, as the continuation of its business is dependent on the development of proprietary software, know-how and hardware. The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

RELATED PARTY TRANSACTIONS

As of September 30, 2014, $6,154,572 (December 31, 2013: $4,534,392)was owed to Mr. Tocher and companies controlled by him, however, Mr. Tocher has agreed to not make demand on such indebtedness until January 1, 2016.  In addition, $11,242 (December 31, 2013 - $12,889) owed to KII Management Inc., a company controlled by the Company’s Chief Financial Officer, Mr. Kortje, and $4,684 payable to BK Petersen Holdings Ltd., a company controlled by a director of the Company, Mr. Petersen (December 31, 2013: nil), were included in accounts payable and accrued liabilities. The amounts owed are unsecured, non-interest bearing and due on demand. There is a risk that the Company will not have the financial resources to satisfy this debt if and when payment is demanded.

During the nine months ended September 30, 2014, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.  In particular, the Company paid management fees of $172,768 (2013: $173,802), as follows: CDN$90,000 to Greg Dureault Personal Law Corporation, a company controlled by Greg Dureault, Vice President of the Company; CDN$54,000 to BK Petersen Holdings Ltd.; and CDN$45,000 to KII Management Inc. The Company recorded stock-based compensation of $37,216 as consulting fees paid to directors and officers during the nine months ended September 30, 2014 (2013: $3,972).

PROPOSED TRANSACTIONS

The Company has no proposed transaction as of the date of this MD&A.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. The amendments in ASU 2013-04 provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this standard are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company’s January 1, 2014 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2013, the FASB issued ASU No. 2013-07, Presentation of Financial Statements (Top 205): Liquidation Basis of Accounting. The objective of ASU No. 2013-07 is to clarify when an entity should apply the liquidation basis of accounting and to provide principles for the measurement of assets and liabilities under the liquidation basis of accounting, as well as any required disclosures. The amendments in this standard is effective prospectively for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. The Company’s January 1, 2014 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In March 2013, ASC guidance was issued related to Foreign Currency Matters to clarify the treatment of cumulative translation adjustments when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The updated guidance also resolves the diversity in practice for the treatment of business combinations achieved in stages in a foreign entity. The update is effective prospectively for the Company’s fiscal year beginning January 1, 2014. The Company’s January 1, 2014 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2013, guidance was issued related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The updated guidance requires an entity to net its unrecognized tax benefits against the deferred tax assets for net operating loss carryforwards, similar tax losses, or tax credit carryforwards in the same jurisdiction. A gross presentation will be required only if such carryforwards are not available or would not be used by the entity to settle any additional income taxes resulting from disallowance of the uncertain tax position.

The update is effective prospectively for the Company’s fiscal year beginning January 1, 2014. The Company’s January 1, 2014 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows. The Company is considered to be in the development stage. During the nine months ended September 30, 2014, the Company has elected to early adopt ASU No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. The adoption of this ASU allows the Company to remove the inception to date information and all references to development stage.

RISK FACTORS

Much of the information included in this Management Discussion & Analysis includes or is based upon estimates, projections or other forward looking statements. Such forward looking statements include any projections and estimates made by the Company and its management in connection with its business operations. Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. The Company cautions the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. For a discussion of additional risks that may affect the Company’s business or results of operations, please see the Company’s annual report on Form 20-F for the year ended December 31, 2013. In this section, references to “we”, “our” or “us” refers to the Company.

Our company currently does not generate revenue from its planned operations, and as a result, we face a high risk of business failure.

We have generated minimal revenues from our planned operations to date. As of September 30, 2014, we had accumulated $13,202,901 in losses since inception. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions and large retail stores and shopping malls. This, in turn, requires that we obtain specialized broadcast interactive television (“micro-broadcast”) contracts or concession rights contracts in order to operate our business. As such, in order to generate significant revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

If we are not able to effectively protect our intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology; however, we have not yet obtained any patents or trademarks other than our U.S. trade name “Qwick Media”. We completed our registration of the U.S. trade-name “Qwick Media”, which was issued on September 20, 2011 under number 4,029,739. In addition, on March 30, 2012, we applied under reference number 2065-100 for the Canadian trade name “Qwick Deal”, which application is still pending. If we are unable to secure trademark and patent protection for our intellectual property in the future or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

We have had negative cash flows from operations and if we are not able to obtain further financing, our business operations may fail.

We had cash in the amount of $161,120 and working capital deficiency of $6,244,774 as of September 30, 2014. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition and could cause our business to fail.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Prior to our acquisition of Qeyos, we were a shell company. As such, our limited operating history may not provide a meaningful basis for readers to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our plan to implement an interactive digital media micro-broadcast network and other advertising media dedicated to the DOOH sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. It may be difficult for readers to evaluate our senior management team and their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business.

If advertisers or the viewing public do not accept, or lose interest in, our interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.

The market for interactive digital media networks in North America is relatively new and its potential is uncertain. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Interactive DOOH advertising is a new concept in North America. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness. If a substantial number of advertisers lose interest in advertising on our planned micro-broadcast digital media networks for these or other reasons, or become unwilling to purchase advertising time slots on our planned network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America and China, we may not realize or may lose our future market share, and our intended profitability may be adversely affected.

We face significant competition in the global advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. Significant competition could reduce our planned operating margins and profitability and result in a loss of intended market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as the interactive sector. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services or products which are complementary to our core interactive digital media network business. Future acquisitions may expose us to potential risks, which could have a material and adverse effect on our ability to manage our business, our revenues and net income. Further, we may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations, and the sale of additional equity securities could result in additional dilution to our shareholders.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our future plans for quarterly and annual operating results are difficult to predict and may fluctuate significantly, if realized, from period to period based on the seasonality of consumer spending and corresponding advertising trends in North America. In addition, DOOH and advertising spending in North America generally tends to increase during holidays and tends to decrease during the fourth quarter. DOOH and advertising spending in North America is also affected by certain special events and related government measures. As a result, period-to-period comparisons of our operating results may be unreliable as an indication of our future performance.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our interactive digital media network.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, clientele may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud are defined in North America, but we may not be able to properly screen out unlawful content. In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in North America and our advertising clients may be less willing to place advertisements on our planned network.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The reporting and functional currency of our company is the U.S. dollar. However, a substantial portion of the expected revenues and expenses of our consolidated operating subsidiaries and affiliate entities may be denominated in CAD and RMB. The value of these currencies against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada and China where our software is developed in Wuxi. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue which will be exchanged into U.S. dollars, and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Because our President and CEO controls a large percentage of our voting securities, he has the ability to influence matters affecting our shareholders.

Our President and CEO, Ross Tocher, beneficially owns approximately 44% of our issued and outstanding voting securities. As a result, he has the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of securities. Because he controls such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our chief executive officer, Ross J. Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing, of our senior executives, and their working relationships with our employees, other major shareholders, advertising clients, micro-broadcast network sponsors and advertisers, and relevant government authorities. If one or more of our senior executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members.

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

Our common stock is illiquid and shareholders may be unable to sell their shares.

There is currently a limited market for our common stock and we can provide no assurance to investors that a market will develop. If a market for our common stock does not develop, our shareholders may not be able to re- sell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the Pink Sheets and/or OTC Bulletin Board are not exchanges and, because trading of securities on the Pink Sheets or OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange, you may have difficulty reselling any of the shares you purchase from our shareholders.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of 400,000,000 shares of common stock with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are quoted for trading on the OTC Pink Sheets under the symbol “QWIKF”. As of December 1, 2014, the share capital of the Company was as follows:

Class of Shares	Par Value	Number Authorized	Number Issued
Common	$0.001	400,000,000	71,128,456
Class A Preferred Shares	$0.001	100,000,000	2,027,945(1)

(1)	Each Class A preferred share is convertible into one common share at a conversion price of $1.50 per share until July 31, 2015.

Stock Option Plan

As at December 1, 2014, the following stock options were outstanding:

Number Outstanding	Exercise Price	Expiry Date
75,000	$0.60	February 28, 2015
75,000	$0.60	November 30, 2015
1,800,000	$0.20	December 29, 2015
600,000(1)	$0.20	April 30, 2019
2,550,000

(1)
On April 29, 2014, the Company announced the appointment of Messrs. William R. LeClair and Steven Koles to the Company’s Board of Directors and issued to them options to purchase 300,000 common shares each, subject to the terms of the Company’s stock option plan. The stock options will vest over a two year period, with one third vesting on the date of grant, one third on the first anniversary date and one third on the second anniversary date. The stock options have a five year term and each allows the holder to purchase one common share of the Company at a price of $0.20 per share until April 30, 2019.

The Company has no outstanding warrants or other securities that are convertible into Shares, other than the Class A Preferred Shares.

ADDITIONAL INFORMATION

The Company files annual and other reports and other information with Canadian securities regulatory authorities and with the Securities and Exchange Commission in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with Canadian securities regulatory authorities are available to the public on SEDAR at http://www.sedar.com.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.